UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

June 10, 2009

Commission File Number: 000-53162

ICONIC BRANDS, INC.
(Name of Small Business Issuer in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

1174 Route 109 Lindenhurst, New York 11757
(Address of principal executive offices and Zip Code)

(631) 991-3174
(Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

ICONIC BRANDS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

ICONIC BRANDS, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF ICONIC BRANDS, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about June 10, 2009, to the holders of shares of common stock, par value $0.00001 (the “Common Stock”) of Iconic Brands, Inc., a Nevada corporation (“Iconic Brands” or the “Company”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing directors, and the appointment of new directors, will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

On June 10, 2009, the Company and its stockholders entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Paw Spa Acquisition, Inc., a Nevada corporation which is a wholly owned subsidiary of the Company (the “Merger Sub”), Harbrew Imports Ltd. Corp., a Florida corporation (“Harbrew Florida”) and Harbrew Imports, Ltd., a New York corporation (“Harbrew New York”) which is a wholly owned subsidiary of Harbrew Florida.  Pursuant to the Merger Agreement, the Company issued a total of 27,151,985 shares (the “Merger Shares”) of common stock, par value $0.00001 per share, of the Company to the shareholders of Harbrew Florida as contemplated by the Merger Agreement. Pursuant to the terms of the Merger Agreement, each share of Harbrew Florida’s common stock issued and outstanding immediately prior to the Closing was converted into one share of the Merger Shares and the remaining Merger Shares were issued to creditors of both Harbrew New York and Harbrew Florida in settlement of their debts.  After the merger, Harbrew New York continued as the surviving company under the laws of the state of New York and became the wholly owned subsidiary of the Company (the “Merger Transaction”). The Merger Transaction resulted in a change in control of the Company.

In connection with the Merger Transaction, Edd Cockerill submitted his resignation as sole director and officer of the Company and Richard DeCicco was appointed as the sole director and Chairman of the Board of Directors.  Mr. Richard DeCicco was also appointed as the Chief Executive Officer, Treasurer and Secretary of the Company.  Additionally, William S. Blacker was appointed as Chief Financial Officer of the Company effective ten (10) days following the filing of this Schedule 14f-1.

As a result thereof, effective ten (10) days after filing of this Schedule 14f-1, Edd Cockerill will resign from the Board of Directors, and Richard DeCicco will be the Chairman of the Board of Directors, Chief Executive Officer, Treasurer and Secretary of the Company and William S. Blacker will be the Chief Financial Officer of the Company.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the Closing of the Merger Transaction on June 10, 2009, the Company had 100,000,000 authorized shares of Common Stock, of which 42,908,985 shares are issued and outstanding. Each share of Iconic Brands common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. In addition, we designated Series A Preferred Stock and Series B Convertible Preferred Stock.  The Series A Preferred Stock shall vote together with the holders of the Common Stock and shall have two (2) votes for every share of Common Stock outstanding (other than the Series A Preferred Stock) and entitled to a vote on all matters submitted to the shareholders. The Series B Preferred Stock does not have any voting rights.  Collectively, the Common Stock and Series A Preferred Stock shall be considered the “Voting Shares.”  We have issued one (1) share of Series A Preferred Stock, par value $0.00001 per share, to Richard DeCicco, our Chief Executive Officer.  We have issued 916,603 shares of Series B Preferred Stock, par value $0.00001 per share, however, the Series B shareholder does not have any voting rights.  The following chart shows the voting power for each class of stockholders as of June 10, 2009:

	Number of Shares Outstanding	Number of Votes per Class
Common Stock	42,908,985	42,908,985
Preferred Stock	1	85,817,970
Total		128,726,955

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our common stock beneficially owned on June 10, 2009 upon Closing of the Merger Transaction, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, after the closing of the Agreement.

	Title of Class, Amount, Nature and Percentage of Beneficial Ownership(1)
	Common Stock(2)		Series A Preferred Stock (3)		Percent of Combined Voting Power of All Classes (4)
Name and Address of Beneficial Owner	No. of Shares	Percent of Class	No. of Shares	Percent Of Class
Richard DeCicco	15,972,359	37.22%	1	66.7%	79%
William S. Blacker	100,000	*	0	0	*%
Donald Chadwell	2,586,753	6.03%	0	0	6.03%
Edd Cockerill	0	0	0	0	0
All executive officers and directors, as a group (2 person)	15,972,359	37.22%	1	66.7%	79%

* less than 1%

(1)
Unless otherwise indicated, the persons or entities identified herein have sole voting and investment power with respect to the shares shown as beneficially held by them, subject to community property laws where applicable.

(2)
Applicable percentage of ownership is based on 42,908,975 shares of Common Stock outstanding as of June 10, 2009. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Act of 1934 and generally includes voting or investment power with respect to such securities. Shares of Common Stock subject to securities exercisable for or convertible into shares of Common Stock that are currently exercisable or exercisable within sixty (60) days are deemed to be beneficially owned by the person holding such options, warrants, rights, conversion privileges or similar obligations, for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)
Applicable percentage ownership is based on one (1) share of Series A Preferred Stock outstanding as of June 10, 2009 and calculated by taking the voting power of the Series A as included with the class of Common Stock.

(4)
Applicable percentage of combined voting power is based on (i) 42,908,975 shares of Common Stock, and (ii) one (1) shares of Series A Preferred Stock, which votes together as a single class with the Common Stock on all matters subject to stockholder approval and has voting power equal to two (2) votes for every share of Common Stock outstanding.

CHANGES IN CONTROL

On June 10, 2009, the Company and its stockholders entered into a Merger Agreement with the Merger Sub, Harbrew Florida and Harbrew New York, pursuant to which the Company issued to Merger Sub a total of 27,089,949 shares of Common Stock at the Closing of the Merger Transaction. Pursuant to the terms of the Merger Agreement, each share of Harbrew Florida’s common stock issued and outstanding immediately prior to the Closing was converted into the right to receive one share of Merger Sub’s common stock and the remaining Merger Shares were issued to creditors of Harbrew New York and Harbrew Florida in settlement of their debts. After the merger, Harbrew New York continued as the surviving company under the laws of the state of New York and became the wholly owned subsidiary of the Company. Therefore, the Merger Transaction resulted in a change in control of the Company.

Further and in connection with the Merger Transaction, Edd Cockerill resigned as the sole officer and director of the Company and Richard DeCicco was appointed as the sole director and Chairman of the Board of Directors.  Additionally, Mr. Richard DeCicco was appointed as the Chief Executive Officer, Treasurer and Secretary of the Company and William S. Blacker as Chief Financial Officer of the Company.  The resignation and appointments are subject to the filing and dissemination of this Schedule 14f-1 and will become effective ten (10) days following the filing of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)
Edd Cockerill (1)	53	Chairman, President, CEO, CFO, Treasurer and Secretary
Richard DeCicco (2)	52	Chairman, President, CEO, Treasurer and Secretary
William S. Blacker (2)	65	CFO

(1)	Resignation will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.
(2)	Appointment will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

Edd Cockerill is our outgoing President, Chief Executive Officer, Treasurer, Chief Financial Officer, Principal Accounting Officer and Chairman of the Board of Directors since our inception.  Presently, Mr. Cockerill is a project manager for Riviera Electric, Inc. in Denver, Colorado.  Previously, from July 1, 2004 to February 16, 2006, Mr. Cockerill was the construction contract manager with Riviera Electric, Inc., Denver, Colorado.  Riviera Electric has filed for protection under Chapter XI of the Bankruptcy Act.  However, Mr. Cockerill was not part of the operations management team.  He was responsible for monitoring and supervising Construction projects.  From September 5, 2000 to July 24, 2004, Mr. Cockerill was the construction/engineering manager at WESCO Distributions, Denver, Colorado.  Mr. Cockerill was responsible for monitoring and supervising construction projects.

Richard J. DeCicco has served as the President and Secretary and as a director of Harbrew New York since May 2007.  Mr. DeCicco served as President of Harbrew New York since its inception in September 1999.  For more than 30 years, he has been a senior executive and thought leader in the wine and spirits industry.  In addition to having been the national provider for The Paddington Corporation brands through the 1990s, Mr. DeCicco pioneered what is now known within the field as Value Added Packaging.  Mr. DeCicco’s creativity, market savvy and brand development knowledge has dramatically increased sales and brand recognition for Bailey’s, SKYY and J&B Scotch.

William S. Blacker has served as the Chief Financial Officer and Vice President of Finance and Administration of Harbrew New York since October 2007.  Previously, from November 2002 to September 2007, Mr. Blacker served as the Senior Vice President of the Israel Humanitarian Foundation, a non-profit organization, where he was responsible for treasury and accounting functions.  From 1999 through 2002, Mr. Blacker served as Vice President at Harbor Industries (U.S) Ltd., a spirits company.  Mr. Blacker received a B.S. degree in Accounting from Long Island University and completed an Executive Program at Columbia University.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

In October 2005, we issued 5,000,000 shares of common stock to Mr. Edd Cockerill, our officer and director in consideration of $50.00.

Edd Cockerill has contributed $10,600 of services to the Company from inception.

On December 1, 2007, the Company executed a two-year non-cancelable operating lease for a vehicle for use in its pet care services.  The lease expires on December 1, 2009 and requires the Company to make monthly payments of $350.  On October 31, 2008, due to nonpayment, the Company returned the vehicle.  No additional payments are due.  The amount payable as of October 31, 2008 was forgiven and re-classed as an in kind contribution of services provided in the amount of $2,100.

During 2007, the Company paid $5,000 to its president for services under his employment agreement.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

Because our Board currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board or committees performing similar functions. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before our Board for consideration permits the sole officer and director to give sufficient time and attention to such matters to be involved in all decision making.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the fiscal years ended November 30, 2008, 2007 and 2006 in all capacities for the accounts of our executives:

						Non-	Nonqualified
Name						Equity	Deferred	All
and				Stock	Option	Incentive	Compensation	Other
Principal		Salary	Bonus	Awards	Awards	Plan	Earnings	Compensation	Total
Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Edd Cockerill President, Treasurer	2008	$0	0	0	0	0	0	0	$0
	2007	5,000	0	0	0	0	0	0	5,000
	2006	0	0	0	0	0	0	0	0

We have paid Mr. Edd Cockerill a total of $5,000, $1,000 per month, for the months of June through October of 2007.

Our sole director does not receive any compensation for serving as members of the board of directors.

There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers and directors other than as described herein.

There is no employment agreement between Edd Cockerill and the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

ICONIC BRANDS, INC.

By:	/s/ Edd Cockerill
Edd Cockerill
President, CEO, CFO, Treasurer, Secretary and Chairman

Dated: June 10, 2009